09056732

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ITED STATES
EXCHANGE COMMISSION
gton, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67502

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: XMS Capital Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1603 Orrington Avenue, Suite 725

(No. and Street)

Evanston	Illinois	60201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ted Bromach and John Spence 312-806-4000 or 312-961-3646

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael Silver & Company

(Name – *if individual, state last, first, middle name*)

5750 Old Orchard Road	Skokie	IL	60077
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section

MAR 02 2009

Washington, DC
111

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Theodore J. Brombach, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of XMS Capital Partners, LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

"OFFICIAL SEAL"
George Manciu Jr.
Notary Public, State of Illinois
Cook County
My Commission Expires Dec. 20, 2011

George Manciu Jr.
Notary Public

Signature

Managing Partner
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OATH OR AFFIRMATION

I, John F. Spence, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of XMS Capital Partners, LLC, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

"OFFICIAL SEAL"
George Manciu Jr.
Notary Public, State of Illinois
Cook County
My Commission Expires Dec. 20, 2011

George Manciu Jr.
Notary Public

[signature]
Signature

Managing Partner
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

XMS CAPITAL PARTNERS, LLC

TABLE OF CONTENTS

MS&Co.

MICHAEL SILVER & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS

EARL E. HOLTZMAN, CPA, R.I.A.
NEIL FRIEDMAN, CPA
HARVEY FAYER, CPA
LARRY ISAACSON, CPA
ELIOT H. ROSENWALD, CPA, CVA
EUGENE J. SOLAR, CPA
STEVEN D. HANDLER, CPA
JOSEPH P. ROZNAI, CPA
BURTON M. EISENBERG, CPA

ERIC A. LARSON, CPA
GREGORY D. TEISTER, CPA
GEORGE F. LUCAS, CPA
MARK D. DeVIENCE, CPA
PHILIP J. KENT, CPA
BERYL REID, CPA
STEPHEN J. SICHROVSKY, CPA
JENNIFER A. BARLIANT, CPA
RONALD A. WEISS, CPA
RONALD E. MIAZGA, CPA, MBA, CVA

INDEPENDENT AUDITORS' REPORT

To the Members
XMS Capital Partners, LLC

We have audited the accompanying statements of financial condition of XMS Capital Partners, LLC as of December 31, 2008 and 2007, and the related statements of income and members' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of XMS Capital Partners, LLC as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information on page 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements. The additional information on page 8 is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Michael Silver & Co.
Certified Public Accountants

Skokie, Illinois
February 25, 2009

5750 OLD ORCHARD RD. • SUITE 200 • SKOKIE, ILLINOIS 60077 • (847) 982-0333 • FAX (847) 982-0219 • www.msco.net

XMS CAPITAL PARTNERS, LLC

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2008 AND 2007

	2008	2007
ASSETS		
Current Assets		
Cash	$ 3,113,326	$ 166,919
Certificate of deposit	10,452	10,000
Accounts receivable (less allowance for uncollectible accounts of $10,000 and $0, respectively)	51,330	503,889
Prepaid expenses and deposits	429	2,100
Total Current Assets	3,175,537	682,908
Property And Equipment		
Vehicles	148,188	-
Office equipment	15,042	-
Furniture and fixtures	38,029	14,997
	201,259	14,997
Less: accumulated depreciation	14,981	1,792
Net Property and Equipment	186,278	13,205
TOTAL ASSETS	$ 3,361,815	$ 696,113
LIABILITIES AND MEMBERS' EQUITY		
Current Liabilities		
Accounts payable and accrued liabilities	$ 35,670	$ 12,995
State deferred income taxes	-	7,000
Current portion of obligations under capital leases	1,610	-
Total Current Liabilities	37,280	19,995
Long-Term Liabilities		
Obligations under capital leases	10,270	-
Members' Equity	3,314,265	676,118
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 3,361,815	$ 696,113

The accompanying notes are an integral part of these financial statements.

XMS CAPITAL PARTNERS, LLC

STATEMENTS OF INCOME AND MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
Revenue	$ 5,167,965	$ 801,305
Operating Expenses	2,232,028	227,202
Operating Income	2,935,937	574,103
Other Income, Net	49,744	3,292
Income Before Provision For State Income Taxes	2,985,681	577,395
Provision For State Income Taxes	45,534	7,000
Net Income	2,940,147	570,395
Members' Equity - Beginning Of Year	676,118	32,223
Members' Distributions	(302,000)	-
Members' Contributions	-	73,500
Members' Equity - End Of Year	$ 3,314,265	$ 676,118

The accompanying notes are an integral part of these financial statements.

XMS CAPITAL PARTNERS, LLC

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
Cash Flows From Operating Activities:		
Net income	$ 2,940,147	$ 570,395
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	13,189	1,792
Deferred income taxes	(7,000)	7,000
Reinvested interest	(452)	-
Changes in operating assets and liabilities:		
(Increase) decrease in:		
Accounts receivable	452,559	(503,889)
Prepaid expenses and deposits	1,671	-
Increase in:		
Accounts payable and accrued liabilities	22,675	9,565
Total adjustments	482,642	(485,532)
Net Cash Provided By Operating Activities	3,422,789	84,863
Cash Flows From Investing Activities:		
Purchase of property and equipment	(174,382)	(8,080)
Purchase of certificate of deposit	-	(10,000)
Net Cash Used By Investing Activities	(174,382)	(18,080)
Cash Flows From Financing Activities:		
Members' contributions	-	73,500
Members' distributions	(302,000)	-
Net Cash Provided By (Used By) Financing Activities	(302,000)	73,500
Net Increase In Cash	2,946,407	140,283
Cash - Beginning Of Year	166,919	26,636
Cash - End Of Year	$ 3,113,326	$ 166,919

The accompanying notes are an integral part of these financial statements.

XMS CAPITAL PARTNERS, LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007

1 - Nature Of Business

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company was organized September 22, 2006, pursuant to the Delaware Limited Liability Company Act. Under the Delaware Limited Liability Company Act, neither a member nor a manager of an LLC is personally liable for a debt, obligation, or liability of the LLC arising in a contract, tort, or otherwise.

The Company claims exemption to SEC Rule 15c3-3 under subparagraph k(1), due to its limited business.

2 - Summary Of Significant Accounting Policies

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property and equipment are stated at cost. Significant costs of improvements are capitalized and repair costs are charged to expense as incurred. The cost of assets sold, retired, or abandoned and the related accumulated depreciation are removed from the accounts, and any resulting gain or loss is included in earnings. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets, which range from five to seven years.

No provision for federal taxes on income is required since the members report their proportionate share of taxable income in their respective income tax returns. The Company is subject to certain state taxes.

State deferred income taxes are provided for timing differences in reporting results of operations for income tax and financial reporting purposes.

The Company recognizes consulting revenue for services as they are provided. Contingent revenues are recorded when earned based on the closing date of the transaction. Accounts receivable are recorded for revenue earned on closed transactions and client reimbursable expenses that have not been collected or are unbilled. Management establishes an allowance for doubtful accounts based on its knowledge of the client, historic loss experience, and current economic conditions. Losses are charged off to the allowance when management deems further collection efforts will not produce additional recoveries.

3 - Major Customer

Revenue from two clients amounted to approximately 88% of total revenue for the year ended December 31, 2008. Revenue from one client amounted to approximately 75% of total revenue for the year ended December 31, 2007.

4 - Lease Commitments

The Company leases a copier in accordance with the terms of a capital lease requiring monthly payments of $280 through December 2013. The cost of the copier is included in office equipment, and the total accumulated depreciation and current depreciation, which is included in depreciation expense, is $198.

Assets recorded under capital leases consisted of the following at December 31:

		2008
Copier	$	11,880
Less: accumulated amortization		198
Net equipment held under capital lease	$	11,682

The Company leases office space in Evanston, Illinois under an operating lease agreement commencing September 1, 2008, through February 28, 2014. Rental payments of approximately $6,880 are payable monthly. The Company is also responsible for its pro-rata share of operating expenses and real estate taxes. The lease requires the Company to maintain as a security deposit an irrevocable letter of credit in the amount of $174,103. Rent expense was $73,622 and $23,468 for the years ended December 31, 2008 and 2007, respectively.

Future minimum lease payments under all non-cancelable leases are as follows:

Years ending December 31,		Operating		Capital
2009	$	66,667	$	3,359
2010		78,543		3,359
2011		88,397		3,359
2012		90,703		3,359
2013		93,009		3,359
Thereafter		15,758		-
Total	$	433,077		16,795
Less: interest				4,915
Net present value			$	11,880

5 - State Income Taxes

The components of the provision for state income taxes are as follows for the years ended December 31:

	2008	2007
Current taxes:		
State income taxes	$ 52,534	$ -
State deferred taxes	(7,000)	7,000
Provision for state income taxes	$ 45,534	$ 7,000

The net state deferred tax liability consisted of the following at December 31:

	2008	2007
State deferred tax liability resulting from tax and financial reporting differences in recording depreciation, and accrual assets and liabilities due to the fact that the Company is a cash-basis taxpayer	$ -	$ 7,000

6 - Concentration Of Credit Risk

The Company maintains cash accounts at two financial institutions and has credit risk for balances in excess of federally insured limits.

7 - 401(k) Plan

The Company sponsors a defined contribution plan in connection with its agreement with a co-employer beginning in 2008 that coverages all eligible employees of the Company, as defined in the plan. There were no employer contributions to the plan for the year ended December 31, 2008 .

8 - Supplemental Cash Flow Information

Supplemental disclosure of cash flow information for the years ended December 31:

	2008	2007
Cash paid during the year for:		
Income taxes	$ 52,534	$ -
Non-cash investing and financing activities:		
Purchase of office equipment through capital lease obligation	$ 11,880	$ -

ADDITIONAL INFORMATION

XMS CAPITAL PARTNERS, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2008

Net Capital		
Total members' equity		$ 3,314,265
Deduct members' equity not allowable for net capital		-
Total members' equity qualified for net capital		3,314,265
Add:		
No additional items to add		-
Total capital and allowable subordinated borrowings		3,314,265
Deductions and/or charges:		
Nonallowable assets:		
Fixed assets	186,278	
Other assets	429	
Other receivables	31,330	
Haircuts on securities:		
Certificate of deposit	26	
Money market funds	500	
Savings funds	62,784	
		281,347
Total Net Capital		$ 3,032,918
Aggregate Indebtedness		
Items included in statement of financial condition:		
Capital lease obligations		$ 11,880
Other accounts payable and accrued expenses		35,670
Total Aggregate Indebtedness		$ 47,550
Computation of Basic Net Capital Requirement		
Minimum Net Capital Required in Accordance with NASD Regulations		$ 5,000
Excess Net Capital		$ 3,027,918
Ratio: Aggregate Indebtedness to Net Capital		0.02 to 1
Reconcilation with Company's Computation (included in Part II of Form X-17a-5 as of December 31, 2008)		
Net Capital, as reported in Company's Part II (unaudited) FOCUS report		$ 3,044,329
Error on calculation of haircut		(11)
Other audit adjustments, net		(11,400)
Net Capital per above		$ 3,032,918

See Independent Auditors' Report.

MS&Co.

MICHAEL SILVER & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS

EARL E. HOLTZMAN, CPA, R.I.A.
NEIL FRIEDMAN, CPA
HARVEY FAYER, CPA
LARRY ISAACSON, CPA
ELIOT H. ROSENWALD, CPA, CVA
EUGENE J. SOLAR, CPA
STEVEN D. HANDLER, CPA
JOSEPH P. ROZNAI, CPA
BURTON M. EISENBERG, CPA

ERIC A. LARSON, CPA
GREGORY D. TEISTER, CPA
GEORGE F. LUCAS, CPA
MARK D. DeVIENCE, CPA
PHILIP J. KENT, CPA
BERYL REID, CPA
STEPHEN J. SICHROVSKY, CPA
JENNIFER A. BARLIANT, CPA
RONALD A. WEISS, CPA
RONALD E. MIAZGA, CPA, MBA, CVA

Board of Members
XMS Capital Partners, LLC

In planning and performing our audit of the financial statements of XMS Capital Partners, LLC (Company), as of and for the year ended December 31, 2008, in accordance with U.S. generally accepted auditing standards, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purposes of expressing our opinion on the financial statements, but not for the purpose of expressing our opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect

5750 OLD ORCHARD RD. • SUITE 200 • SKOKIE, ILLINOIS 60077 • (847) 982-0333 • FAX (847) 982-0219 • www.msco.net

misstatements on a timely basis. A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with U.S. generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the board of members, management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mincel Silo & Co.
Certified Public Accountants

Skokie, Illinois
February 25, 2009

XMS CAPITAL PARTNERS, LLC

REPORT FOR THE YEARS ENDED
DECEMBER 31, 2008 AND 2007

SEC Mail Processing
Section

MAR 0 2 2009

Washington, DC
111